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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                             Citation Corporation
            ------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
            ------------------------------------------------------
                        (Title of Class of Securities)

                                   172895104
            ------------------------------------------------------
                                (CUSIP Number)

                                William B. Long
                            Drummond Company, Inc.
                            530 Beacon Parkway West
                          Birmingham, Alabama  35209
                              (205) 945-6525

                                With a copy to:

                               Gregory S. Curran
                         Maynard, Cooper & Gale, P.C.
                             1901 6th Avenue North
                                  Suite 2400
                          Birmingham, Alabama  35203
                                (205) 254-1098

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 4, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [_].
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                                 SCHEDULE 13D

CUSIP NO. 172895104

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(1) Name of Reporting Person.

          Drummond Company, Inc.

    S.S. or I.R.S. Identification Nos. of Above Person.

          63-0653224

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(2) Check the Appropriate Box if a Member of a Group
    (a)  [_]
    (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
     WC, BK
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
          AL
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Number of Shares Beneficially   (7)  Sole Voting Power
Owned by Each Reporting              5,336,400 (Includes 4,000,000 shares of
Person With                          common stock which Drummond has an option
                                     to purchase.)
                                ------------------------------------------------
                                (8)  Shared Voting Power
                                     -0-
                                ------------------------------------------------
                                (9)  Sole Dispositive Power
                                     5,336,400 (Includes 4,000,000 shares of
                                     common stock which Drummond has an option
                                     to purchase.)
                                ------------------------------------------------
                                (10) Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          5,336,400
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          29.6%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person
          CO
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        Drummond hereby amends and supplements the statement on Schedule 13D filed November 16, 1998 (the "Original Statement") with respect to the common stock, $.01 par value per share, of Citation Corporation, a Delaware corporation ("Citation"), held by Drummond as set forth in this first amendment.

Item 4. Purpose of Transaction

        The response set forth in Item 4 of the Original Statement is hereby amended and supplemented by the following:

        On January 4, 1999, Drummond consummated the purchase of 1,336,400 shares of Citation common stock from Hugh G. Weeks ("Weeks") in accordance with the terms of that certain Stock Purchase Agreement between Drummond and Weeks, dated as of November 9, 1998 (the "Stock Purchase Agreement").

Item 5. Interest in Securities of the Issuer

        The response set forth in Item 5 of the Original Statement is hereby amended and supplemented by the following:

        Drummond is the beneficial owner of 5,336,400 shares of Citation common stock, constituting 29.6% of the issued and outstanding common stock of Citation. Of these shares 4,000,000 shares are beneficially owned by Drummond as a result of Drummond's option to purchase from T. Morris Hackney in accordance with the terms of the Call Option Agreement. The remaining 1,336,400 shares are beneficially owned by Drummond as a result of its purchase of such shares from Weeks, effective January 4, 1999, in accordance with the terms of the Stock Purchase Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The response set forth in Item 6 of the Original Statement is hereby amended and supplemented by the following:

        On January 4, 1999, Drummond consummated the purchase of 1,336,400 shares of Citation common stock from Weeks in accordance with the terms of the Stock Purchase Agreement.
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                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     January 5, 1999.



                                                  DRUMMOND COMPANY, INC.


                                                  By:  /s/ Guy K. Mitchell, Jr.
                                                       -----------------------
                                                       Guy K. Mitchell, Jr.
                                                       President